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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               ------------

                               SCHEDULE 13D
                              (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                     Ramco-Gershenson Properties Trust
                             (Name of Issuer)

                             Common Shares of
                           Beneficial Interest,
                         par value $.01 per share
                      (Title of Class of Securities)

                               ------------

                                 75145220
                              (CUSIP Number)

                              Bruce Bromberg


                     Morgan Stanley Dean Witter & Co.
                               1585 Broadway
                         New York, New York 10036
                              (212) 761-4000
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)

                             November 13, 1998
                  (Date of Event which Requires Filing of
                              this Statement)

                               ------------


               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1
(f) or 13d-1(g), check the following box: [x]


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                               SCHEDULE 13D

CUSIP No.   75145220                                         Page 2 of 10 Pages
-----------------------                                      ------------------

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Morgan Stanley Dean Witter & Co.
             IRS #39-314-5972

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [x]

  3   SEC USE ONLY

  4   SOURCE OF FUNDS*

      WC

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   [ ]

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

                                              7   SOLE VOTING POWER

                                                  76,746

                                              8   SHARED VOTING POWER
          NUMBER OF SHARES
     BENEFICIALLY OWNED BY EACH                   1,645,039
       REPORTING PERSON WITH
                                              9   SOLE DISPOSITIVE POWER

                                                  76,746

                                             10   SHARED DISPOSITIVE POWER

                                                  1,645,039

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,721,785

  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              [ ]

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.5

  14  TYPE OF REPORTING PERSON*

      IA, CO, HC
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

                               SCHEDULE 13D

CUSIP No.   75145220                                         Page 3 of 10 Pages
-----------------------                                      ------------------

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Morgan Stanley Asset Management Inc.
             IRS # 13-304-0307

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [x]

  3   SEC USE ONLY

  4   SOURCE OF FUNDS*

      OO

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [ ]

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

                                              7   SOLE VOTING POWER

                                              8   SHARED VOTING POWER
          NUMBER OF SHARES
     BENEFICIALLY OWNED BY EACH                   1,645,039
       REPORTING PERSON WITH
                                              9   SOLE DISPOSITIVE POWER

                                             10   SHARED DISPOSITIVE POWER

                                                  1,645,039

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,645,039


  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              [ ]

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.8

  14  TYPE OF REPORTING PERSON*

      IA, CO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7


                               SCHEDULE 13D

CUSIP No.   75145220                                        Page 5 of 10 Pages
--------------------                                        ------------------

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             The Morgan Stanley Real Estate Special Situations Fund II, L.P. IRS # 13-3962643

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [x]

  3   SEC USE ONLY

  4   SOURCE OF FUNDS*

       WC

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   [ ]

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                                              7   SOLE VOTING POWER

                                              8   SHARED VOTING POWER
         NUMBER OF SHARES
    BENEFICIALLY OWNED BY EACH                    461,760
      REPORTING PERSON WITH
                                              9   SOLE DISPOSITIVE POWER

                                             10   SHARED DISPOSITIVE POWER

                                                  461,760

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      461,760

  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              [ ]

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.1

  14  TYPE OF REPORTING PERSON*

       PN
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7


              Item 1.  Security and Issuer.

              The class of equity securities to which this statement relates is the common shares of beneficial interest, $.01 par value per share (the "Common Shares"), of Ramco-Gershenson Properties Trust, a Maryland real estate investment trust (together with its predecessors, the "Issuer"). The principal executive offices of the Issuer are located at 27,600 Northwestern Highway, Southfield, Michigan.

              Item 2.  Identity and Background.

              This statement is being filed by (i) Morgan Stanley Dean Witter & Co., a Delaware corporation ("MSDW") and an investment adviser registered with the Securities and Exchange Commission with offices at 1585 Broadway, New York, New York 10036, (ii) Morgan Stanley Asset Management Inc., a Delaware corporation ("MSAM") and an investment adviser registered with the Securities and Exchange Commission with offices at 1221 Avenue of the Americas, New York, New York 10020, and (iii) The Morgan Stanley Real Estate Special Situations Fund II, L.P. ("MSRESSF II"), a Delaware limited partnership with its office at 1221 Avenue of the Americas, New York, New York 10020, the general partner of which is MS Real Estate Special Situations GP Inc., a wholly-owned subsidiary of MSDW.

              During the last five years, none of MSDW, MSAM and MSRESSF II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              Item 3.  Source and Amount of Funds or Other Consideration.

              The funds used to acquire the Series A Convertible Preferred Shares of Beneficial Interest (the "Preferred Shares") were contributed by the clients referred to in Item 5 below and MS Real Estate Special Situations Inc. ("MSRESSI"), the wholly-owned subsidiary through which MSDW owns Preferred Shares (collectively, the "Investors"). The funds used to acquire the Common Shares were obtained from the working capital of certain registered investment companies and other persons (the "Core Accounts") for which MSAM serves as investment adviser. The amounts of the consideration for the acquisitions are set forth in Item 5. MSAM has not contributed its own assets in connection with the purchases described herein. MSAM is an investment adviser to MSRESSF II and the other clients referred to in Item 5 below.

              Item 4.  Purpose of Transaction.

              MSAN acquired Preferred Shares on behalf of the Investors for investment purposes. MSAM, on behalf of the Investors, intends to continue to consider various alternative courses of action and will in the future take such actions with respect to the equity ownership in the Issuer as MSAM deems appropriate in light of the circumstances existing from time to time. Such actions may include making recommendations to management concerning various business strategies, acquisitions, dividend policies and other matters, pursuing a transaction or transactions involving a change in control of the Issuer or such other actions as it may deem appropriate.
Such actions may involve the conversion of the Preferred Shares into Common Shares or the sale of all or a portion of the Preferred Shares or such Common Shares beneficially owned by the Investors in the open market or in privately negotiated transactions to one or more purchasers.

              MSAM acquired Common Shares on behalf of the Core
Accounts for investment purposes.

              Item 5.  Interest in Securities of the Issuer.

              (a)-(b)  Incorporated by reference to items (7) - (11) and
(13) of the cover pages. Information regarding the percentage of Common Shares is based on 7,123,638 Common Shares outstanding as of September 30, 1998, which number was reported by the Issuer on its Form 10-Q for the period ending September 30, 1998.

              (c) Pursuant to the Preferred Units and Stock Purchase Agreement, dated September 30, 1997 (the "Purchase Agreement"), a copy of which is incorporated by reference herein as Exhibit 1, Stichting Bedrijspensioenfonds Voor de Metaalnijverheid, Stichting Pensionfunds ABP, MS Special Funds Pte Ltd*, The Morgan Stanley Real Estate Special Situations Fund I, L.P., Morgan Stanley Real Estate Special Situations Investors, L.P.*, MSRESSF II (the "Clients") and MSRESSI acquired on December 31, 1997, September 9, 1998 and November 13, 1998 at a purchase price of $25 per share, the number of Preferred Shares set forth below:


Buyer             Number of Preferred Shares        Aggregate Purchase Price
-------           --------------------------        ------------------------
MSRESSI             12/31/97        17,907                $  447,675
                    9/9/98          15,349                   383,725
                    11/13/98        20,466                   511,650

MSRESSF II          12/31/97**     107,744                  2,693,600
                    9/9/98          92,352                  2,308,800
                    11/13/98       123,136                  3,078,400

Other Clients       12/31/97       274,349                  6,858,725
                    9/9/98         235,156                  5,878,900
                    11/13/98       313,541                  7,838,525


*  MSRESSI assigned certain of its rights under the Purchase Agreement to
(i) Morgan Stanley Real Estate Special Situations Investors, L.P. as of September 30, 1997 and (ii) MS Special Funds Pte Ltd. on March 4, 1998.

** MSRESSF II acquired these Preferred Shares pursuant to the Buyer/Colorado Agreement, dated September 30, 1997, a copy of which is incorporated by reference herein as Exhibit 2.

               Pursuant to the Articles Supplementary (the "Articles Supplementary") Classifying 1,400,000 Preferred Shares of Beneficial Interest as Series A Convertible Preferred Shares of Beneficial Interest, a copy of which is incorporated by reference herein as Exhibit 3, each Preferred Share is convertible into 1.4286 Common Shares.

               Pursuant to separate investment management agreements between MSAM and each of the Clients, MSAM has been granted voting and dispositive power with respect to the Preferred Shares, and any securities into which the Preferred Shares may be converted, held by each Client.

               MSDW, through MSRESSI, its wholly-owned subsidiary, exercises sole voting and dispositive power with respect to the Preferred Shares, and any securities into which the Preferred Shares may be converted, acquired by MSRESSI. MSDW, through MSAM, its wholly-owned subsidiary, exercises voting and dispositive power with respect to the Preferred Shares, and any securities into which they may be converted, acquired by MSRESSF II and the other Clients.

               MSAM acquired on behalf of the Core Accounts (i) 7,200 Common Shares at an average price of $17.44 on March 26, 1997 and (ii) 300 Common Shares at an average price of $18.94 on July 8, 1998.

               Except as disclosed herein, none of MSDW, MSRESSI, MSAM, MSRESSF II nor the Core Accounts has effected any transactions in Preferred Shares or Common Shares during the preceding 60 days.

               Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Pursuant to the Articles Supplementary, holders of Preferred Shares are entitled to vote on an "as converted" basis with holders of the Common Shares, as though part of the same class of Common Shares. In addition, the approval of holders of 51% of the outstanding Preferred Shares is required for certain change of control transactions, asset sales, acquisitions, changes in business plan and stock issuances.

               Pursuant to a Registration Rights Agreement, dated September 30, 1997 (the "Registration Rights Agreement"), a copy of which is incorporated by reference herein as Exhibit 4, MSAM, on behalf of the Investors, may require, (i) in the case of Common Shares and certain other securities of the Issuer, not before the earlier of the first anniversary of a widely distributed offering of Common Shares satisfying certain conditions (a "Qualifying Offering") and September 30, 1999 and (ii) in the case of Preferred Shares, not before September 30, 1999, the Issuer to offer to include such securities held by the Investors in a shelf registration statement and, subject to certain conditions, to effect registration of such securities under the Securities Act of 1933. MSAM, on behalf of the Investors may also demand, (i) in the case of Common Shares and certain other securities of the Issuer, not before the earlier of the first anniversary of a Qualifying Offering and September 30, 1999 and (ii) in the case of Preferred Shares, not before September 30, 1999, that the Issuer file a non-shelf registration statement with respect to securities of the Issuer with aggregate expected offering price of greater than $5,000,000 or more. Prior to September 30, 2007, subject to certain conditions, Common Shares held by the Investors may be included in a registration of Common Shares when the Issuer proposes to register Common Shares or the shares of other holders of Common Shares.

               Also pursuant to the Registration Rights Agreement, the Investors, until the earlier of the first date upon which the Investors own less than 15% of the Common Shares, calculated on a fully diluted basis, and September 30, 2007, shall have the right not before the earlier of the first anniversary of a Qualifying Offering and September 30, 1999 to include certain Common Shares held by the Investors in certain sales of Common Shares by the Issuer in connection with certain significant corporate transactions.

               Except for the investment management agreements entered into by each of MSRESSF II and the other Clients, each of which grants voting and dispositive power over the Preferred Shares, and any securities into which they may be converted, to MSAM, there exist no contracts arrangements, understandings or relations (legal or otherwise) between the Investors and other persons with respect to finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

               Item 7.  Material to be Filed as Exhibits.

               Exhibit 1: Preferred Units and Stock Purchase Agreement by and among Ramco-Gershenson Properties, L.P., the Issuer, the advancing parties named therein and Special Situations RG REIT, Inc. dated as of September 30, 1997 (incorporated by reference to Exhibit 10.1 of the Issuer's filing of Form 10-Q for the period ending September 30, 1997).

               Exhibit 2: Buyer/Colorado Sharing Agreement between Special Situations RG REIT, Inc. and MSRESSF II dated as of September 30, 1997.

               Exhibit 3: Articles Supplementary Classifying 1,400,000 Preferred Shares of Beneficial Interest as Series A Convertible Preferred Shares of Beneficial Interest (incorporated by reference to Annex A of the Issuer's Schedule 14A filed on October 21, 1997).

               Exhibit 4: Registration Rights Agreement dated as of September 30, 1997 by and among the Issuer, Special Situations RG REIT, Inc., and the advancing parties named therein dated as of September 30, 1997 (incorporated by reference to Exhibit 10.3 of the Issuer's filing on Form 10-Q for the period ending September 30, 1997).

               Exhibit 5: Joint Filing Agreement, dated November 23, 1998 among MSDW, MSAM and MSRESSF II.

               Exhibit 6: Secretary's Certificate authorizing Bruce Bromberg to sign on behalf of MSDW.


                                SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 23, 1998


                                    By:  /s/ Bruce Bromberg
                                        -------------------------------------
                                        Name:  Bruce Bromberg
                                        Authorized Signatory



                               EXHIBIT INDEX

 Exhibit No.                            Description
 -----------      -------------------------------------------------------

     1 Preferred Units and Stock Purchase Agreement by and among Ramco-Gershenson Properties, L.P., the Issuer, the advancing parties named therein and Special Situations RG REIT, Inc. dated as of September 30, 1997 (incorporated by reference to Exhibit 10.1 of the Issuer's filing of Form 10-Q for the period ending September 30, 1997).

     2 Buyer/Colorado Sharing Agreement between Special Situations RG REIT, Inc. and MSRESSF II L.P. dated as of September
                  30, 1997).

     3 Articles Supplementary Classifying 1,400,000 Preferred Shares of Beneficial Interest as Series A Convertible Preferred Shares of Beneficial Interest (incorporated by reference to Annex A of the Issuer's Schedule 14A filed on October 21, 1997).

     4 Registration Rights Agreement dated as of September 30, 1997 by and among the Issuer, Special Situations RG REIT,
                  Inc., and the advancing parties named therein dated as of September 30, 1997 (incorporated by reference to Exhibit
                  10.3 of the Issuer's filing on Form 10-Q for the period ending September 30, 1997).

     5 Joint Filing Agreement, dated November 23, 1998 among MSDW, MSAM and MSRESSF II.

     6 Secretary's Certificate authorizing Bruce Bromberg to sign on behalf of MSDW.